838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-444 December 8, 2021

Platinum Group Metals Ltd. Announces the Appointment of Frank
Hallam as President and CEO

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") announces that Frank Hallam has been appointed to the position of President and Chief Executive Officer ("CEO") effective immediately, following his serving as Interim President and CEO since July 2021.

Mr. Hallam's appointment was unanimously approved by the Board of Platinum Group. Diana Walters, Chair of the Board commented, "Frank has led the Company well over a four-month transitionary period and the Board is confident that he will continue to provide the leadership and expertise required to guide the Company through the challenges and opportunities ahead as we advance development of the Company's world class Waterberg Project."

Frank Hallam, a director and former CFO of the Company, has been with the Company since its inception in 2002 and co-founded one of the Company's two predecessor corporations in 1983. Mr. Hallam was also a co-founder of MAG Silver Corp. and West Timmins Mining Inc. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand (now PricewaterhouseCoopers) and is a qualified CPA, CA, and holds a degree in Business Administration.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Diana Walters

Chair of the Board

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450
 www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…2

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to the Waterberg Project being a world class project or becoming one of the largest and potentially lowest cash cost underground platinum group metals mines globally, financing and mine development of the Waterberg Project, the market for platinum group metals, the potential of platinum group metals in batteries, and Lion Battery Technologies' development of next generation battery technology. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.